SECURITIES AND EXCHANGE COMMISSION
                                       WASHINGTON, DC 20549

                                             FORM 11-K

                                             ANNUAL REPORT
                                 PURSUANT TO SECTION 15(d) OF THE
                                SECURITIES AND EXCHANGE ACT OF 1934



(Mark one):

[X] ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996.)

       For the fiscal year ended December 31, 1999

                                                                  OR

[  ]   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
       ACT OF 1934 (NO FEE REQUIRED)

       For the transition period from          to

                                                        Commission file number

A. Full title of the plan and the address of the plan, if different from that of the issuer named below

                  Avis Voluntary Investment Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office

       Avis Group Holdings, Inc., 900 Old Country Road, Garden City, NY  11530

Avis Voluntary Investment Savings Plan

Table of Contents of the Financial Statements and Supplemental Schedules
------------------------------------------------------------------------





Independent Auditors' Report

Financial Statements:

       Statements of Assets Available for Plan Benefits

       as of December 31, 1999 and 1998.

       Statement of Changes in Assets Available for Plan Benefits for the year ended December 31, 1999.

       Notes to the Financial Statements for the year ended
       December 31, 1999 and as of December 31, 1998.


Supplemental Schedules as of and for the year ended December 31, 1999:*

       Schedule   I - Item 27a - Schedule of Assets held  for Investment
                      Purposes

       Schedule  II - Item 27d - Schedule of Reportable Transactions



* Other schedules required by Section 2520.103 - 2520.104 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA") have been omitted because they are not applicable.

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator of The Avis Voluntary Investment Savings Plan

We have audited the accompanying statements of assets available for benefits of the Avis Voluntary Investment Savings Plan (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1999 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
June 20, 2000

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
STATEMENTS OF ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31,

                                                     1999             1998
                                               -------------      --------------
Investments                                    $176,530,851       $161,788,021

Cash and cash equivalents                           357,435            889,156
                                               -------------      --------------
Total assets available for plan benefits       $176,888,286       $162,677,177
                                               =============      ==============



See notes to the financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
STATEMENT OF CHANGES IN ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 1999

 Additions:
   Net appreciation in fair value of investments             $    11,367,617
   Interest                                                       11,563,338
  Dividends                                                          798,640
  Employer contributions                                           7,327,400
  Employee contributions                                           7,153,660
  Rollovers                                                        1,150,911
                                                             ---------------
 Total  Additions                                                 39,361,566

 Deductions from assets attributed to:

  Transferred out of Plan                                          7,788,767
  Benefits paid to participants                                   17,361,690
                                                             ---------------

Net increase in assets available for plan benefits                14,211,109

Assets available for plan benefits:

  Beginning of year                                              162,677,177
                                                             -------------------
  End of year                                                $   176,888,286
                                                             ===================



See notes to the financial statements.

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 1999 AND AS OF DECEMBER 31, 1998

Note 1 - Description of the Plan
--------------------------------

The following description of the Avis Voluntary Investment Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution pension plan sponsored by Avis Rent A Car System, Inc. (the "Company"). The Company is a wholly-owned subsidiary of Avis Group Holdings, Inc. (formerly Avis Rent A Car, Inc.) (see Note 7). The Plan administrator is the Administrative Committee of the Avis Voluntary Investment Savings Plan. As of January 1, 1998, Bankers Trust Company was appointed as the Plan's trustee (the "Trustee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Eligibility

Each employee may elect to become a contributing participant after having met all of the following requirements: (i) the status of a non-union employee, (ii) the attainment of age 21 and (iii) the completion of one year of service (a year of service means the completion of at least 1,000 hours of service during the first twelve months of employment or the completion of at least 1,000 hours in any Plan year that follows the employment date).

Contributions

Participants may elect to defer on a pre-tax basis from 1% to 16% of specified compensation under a "qualified cash or deferred arrangement" under Section 401(k) of the Internal Revenue Code, subject to certain limitations, in 1% increments. In addition, employees participating in the Plan may make additional contributions (that are not matched by employer contributions) from 1% to 10% of specified compensation on a current, after-tax basis, subject to certain limitations imposed by law.

Company Matching Contributions

The Company contributes to the Plan with respect to each participating employee an amount equal to the sum of 50% of the first 6% of the participant's compensation that is contributed to the Plan.

Retirement Guarantee Contributions

For all Plan participants, who are active employees, the Company contributes an additional amount equal to 3% (2% prior to January 1, 1999) of the participant's annual compensation.

Investments

Participants in the Plan have the option of investing their account balance and the additional 3% (2% prior to January 1, 1999) contribution by the Company (where applicable) in a Fixed Income Fund (includes guaranteed income contracts and investments backed by the U.S. Government, as well as other high-quality fixed income securities), Fidelity Equity Income Fund, Fidelity Magellan Fund, Bond Fund of America, Putnam Growth & Income Fund, Putnam New Opportunities Fund, American EuroPacific Growth Fund, Heartland Value Fund, the Avis Stock Fund or five individual portfolios of various combinations of investments in the foregoing investments.

Fund Reallocations

Participants can reallocate investments among the various funds or change future contributions on a daily basis. The fund reallocation must be in 1% increments and includes both employee and employer contributions. Only one reallocation is allowed each day.

Vesting

Participants are fully vested at all times with respect to their contributions to the Plan and the Retirement Guarantee Contributions made by the Company after January 1, 2000. Participants are fully vested with respect to Company matching contributions upon completion of 5 years of service. With respect to the Retirement Guarantee Contributions made prior to January 1, 2000, participants are fully vested up to a maximum of $400 in any plan year and participants are fully vested in the remainder of the Company's contribution upon completion of five years of service.

Participant Accounts

Each participant's account is credited with the participant's contribution, allocation of the Company's contribution and the Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Distributions to Participants

Distribution of the participant's account may be made in a lump sum payment upon retirement, death or disability, or upon termination of employment, subject to the vesting requirements of the Plan.

Loans are permitted under the Plan, with certain limitations.

Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it has the right to do so at any time, subject to the provisions of ERISA. In such event, assets will be distributed in accordance with the Plan agreement and the regulations set forth under ERISA.

Note 2 - Summary of Significant Accounting Policies
---------------------------------------------------

Method of Accounting

The Plan's financial statements are prepared on the accrual basis of accounting.

Investment Valuation

Investments in guaranteed income contracts are stated at contract value representing amounts contributed plus interest at contract value, less funds withdrawn, because such contracts are fully benefit responsive, as defined in the AICPA Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." For the year ended December 31, 1999, the average yield on the aggregate guaranteed income contracts was 6.84%. The crediting interest rate as of December 31, 1999 and 1998 on the guaranteed income contracts ranged from 6.05% to 7.76% and from 5.73% to 7.80%, respectively.

Investments in mutual funds are carried at fair value. The fair value of the Plan's interest in the Avis Rent A Car, Inc. Voluntary Savings Plan Combined Fund (the "Combined Fund") is based on the Plan's interest at the beginning of the year plus actual contributions and allocated investment income less actual distributions (see Note 3). Investment transactions are accounted for on the date the investments are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date.

Payment of Benefits

Benefit payments to participants are recorded upon distribution. Benefit payments for the year ended December 31, 1999 are net of transfers to the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employee of approximately $127,000.

Administrative Expenses

Investment advisory, trustee and other fees and expenses relating to the administration of the Plan are paid by the Company and are not included in the Plan's financial statements.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires Plan management to make estimates and assumptions that affect the amount of assets available for Plan benefits at the date of the financial statements and the reported amounts of changes in assets available for Plan benefits during the period. In the opinion of the Plan's management, actual results are not expected to vary materially from the estimates and assumptions used in preparing these financial statements.

Note 3 - Interest in the Avis Rent A Car, Inc. Voluntary Savings Plan (the "Combined Fund")
---------------------------------------------------------------------

The Plan has an agreement with the Trustee, whereby substantially all of the assets of the Plan are held in the Combined Fund on behalf of the Avis Voluntary Investment Savings Plan and the Avis Voluntary Investment Savings Plan for Bargaining Hourly Employees. The assets are maintained in a commingled account by the Trustee and are not separately identified as to ownership. The Plan's beneficial interest in the combined investments of the Combined Fund is determined on the basis of the initial asset contribution to the Combined Fund, adjusted for subsequent contributions, distributions, allocated income, and realized and unrealized gains and losses. Allocations of investment income and net appreciation (depreciation) in the fair value of investments (both realized and unrealized) are determined on the basis of proportionate share in the Combined Fund assets stated at contract and market value. At December 31, 1999 and 1998, the Plan's interest in the assets of the Combined Fund was approximately 89.5% and 90%, respectively.

The following table presents the cost and fair/contract value of investments held by the Combined Fund at December 31, 1999 (after allocation of the individual portfolios to the respective investments):

                                                              Cost                    Fair/Contract Value
                                                        ----------------              -------------------
Guaranteed Income Contracts                             $    58,787,307                $   58,787,307
BT Pyramid Government Securities Cash Fund                    2,725,375                     2,725,375
SEI Stable Asset Fund #354                                   14,581,959                    14,581,959
Fidelity Equity Income Fund                                  17,527,094                    19,459,697
Fidelity Magellan Fund                                       35,339,421                    47,669,342
Bond Fund of America                                          2,871,136                     2,729,957
Putnam Growth & Income Fund                                  11,832,281                    10,880,272
Putnam New Opportunities Fund                                11,102,927                    17,437,837
American EuroPacific Growth Fund                              6,522,597                     9,069,552
Heartland Value Fund                                          3,886,425                     4,143,865
Avis Stock Fund                                               1,603,865                     1,899,473
Loans to participants                                         7,993,709                     7,993,709
                                                        ----------------              -------------------

Total Combined Fund amounts                               $ 174,774,096                 $ 197,378,345
                                                        ================              ===================


The following table presents the cost and fair/contract value of investments held by the Combined Fund at December 31, 1998 (after allocation of the individual portfolios to the respective investments):

                                                              Cost                    Fair/Contract Value
                                                         ---------------              -------------------
Guaranteed Income Contracts                              $   63,882,895                 $  63,882,895
BT Pyramid Government Securities Cash Fund                    4,040,432                     4,040,432
SEI Stable Asset Fund #354                                   12,007,952                    12,007,952
Fidelity Equity Income Fund                                  20,950,695                    23,217,196
Fidelity Magellan Fund                                       25,643,145                    32,978,098
Bond Fund of America                                          3,605,817                     3,734,287
Putnam Growth & Income Fund                                  10,650,270                    11,954,744
Putnam New Opportunities Fund                                 7,452,139                     8,789,255
American EuroPacific Growth Fund                              4,562,035                     5,076,668
Heartland Value Fund                                          5,426,140                     4,853,744
Avis Stock Fund                                                 654,616                       903,732
Loans to participants                                         9,152,515                     9,152,515
                                                         ---------------              -------------------
Total Combined Fund amounts                              $  168,028,651                 $ 180,591,518
                                                         ===============              ===================


Investment income for the Combined Fund for the year ended December 31, 1999 is as follows:

    Investment income:
      Net appreciation in fair value of investments     $    12,396,087
      Interest and dividend income                           13,671,094
                                                        ---------------
      Total                                             $    26,067,181
                                                        ===============


Note 4 - Tax Status of the Plan
-------------------------------

The Plan is intended to be qualified under ss.401(a) of the Internal Revenue Code of 1986 (the "Code") and is intended to be exempt from taxation under ss.501(a) of the Code. The Plan received a favorable IRS determination letter dated June 29, 1995. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and the related trust was tax-exempt as of the financial statement date. Therefore, no provision of income taxes has been included in the Plan's financial statements.

Note 5- Investments

The following table presents the current value of the Plan's investments, which represent 5% or more of the Plan's net assets at December 31:

                                                                               1999              1998
                                                                          --------------     --------------
Investment in Guaranteed Income Contracts
     at contract value:                                                   $   50,677,443     $  55,277,168
Investments at fair value:
     SEI Stable Asset Fund #354                                               12,570,339         10,390,349
     Fidelity Equity Income Fund                                              18,321,906         22,057,477
     Fidelity Magellan Fund                                                   44,954,562         31,401,689
     Putnam Growth & Income Fund                                               9,767,416          9,675,208
     Putnam New Opportunities Fund                                            15,559,129
     American EuroPacific Growth Fund                                          8,279,815
     Loans to participants                                                                        7,137,424
                                                                          --------------     --------------
Total investments exceeding 5% of the Plan's assets                        $160,130,610      $  135,939,315
                                                                          ==============     ==============


During 1999, the Plan's investments (including realized gains and losses on investments sold) had net appreciation/(depreciation) of $11,367,617 as follows:

                                                                    Year Ended
                                                                December 31,1999
                                                                ----------------
Fidelity Equity Income Fund                                    $     (537,598)
Fidelity Magellan Fund                                              4,687,385
Bond Fund of America                                                 (121,938)
Putnam Growth & Income Fund                                          (862,373)
Putnam New Opportunities Fund                                       4,857,051
American EuroPacific Growth Fund                                    2,431,013
Heartland Value Fund                                                  749,831
Avis Stock Fund                                                       164,246
                                                               -----------------
                                                               $   11,367,617
                                                               =================

The investment options available to participants as of December 31, 1999 consist of the following:

a)  Fixed  Income  Fund  - The  fund  invests  in a  diversified  portfolio  of
    high-quality,   fixed  income  investments  offering  price  stability  and liquidity.

b) Fidelity Equity Income Fund - The fund normally invests at least 65% of its assets in income-producing equity securities that have demonstrated a yield higher than the composite yield on the stock in the S&P 500 index. It may also invest in debt obligations.

c) Fidelity Magellan Fund - The fund invests primarily in the common stocks and convertible securities of domestic corporations operating primarily in the United States, domestic corporations that have significant activities and interests outside the United States and foreign companies, with up to 20% of its assets invested in debt securities of all types and qualities.

d) Bond Fund of America - The fund invests primarily in a diversified portfolio consisting primarily of marketable fixed-income debt securities, government obligations and money market instruments.

e) Putnam Growth & Income Fund - The fund invests primarily in common stocks issued by well-established companies with a steady history of profits and attractive price/earnings ratios. It may invest up to 20% of assets in foreign securities.

f) Putnam New Opportunities Fund - The fund invests primarily in common stock of companies in sectors of the economy believed to possess above-average long-term growth potential including personal communications, environmental services, media/entertainment, medical technology/medical cost containment, applied advanced technology, personal financial services, restaurants and retail. Up to 20% of its assets may be invested in foreign issues.

g) American EuroPacific Growth Fund - The fund normally invests at least 65% of its assets in equity securities of insurers domiciled in Europe or the Pacific Basin.

h) Heartland Value Fund - The fund normally invests at least 65% of its assets in equities of companies with market capitalizations of less than $300 million.

i) Avis Stock Fund - This fund invests in the sponsor's (Avis Group Holdings, Inc.) common stock which is an equity security publicly traded on the New York Stock Exchange under the symbol "AVI".

j) Portfolio A - This portfolio will generally invest 50% of its assets in fixed income, 30% in bonds, 15% in stock of large domestic companies and 5% in stock of foreign companies.

k) Portfolio B - This portfolio will generally invest 40% of its assets in fixed income, 25% in bonds, 15% in stock of large domestic companies, 10% in stock of foreign companies and 10% in stock of aggressive growth and small domestic companies.

l) Portfolio C - This portfolio will generally invest 20% of its assets in fixed income, 20% in bonds, 20% in stock of large domestic companies, 20% in stock of foreign companies and 20% in stock of aggressive growth and small domestic companies.

m) Portfolio D - This portfolio will generally invest 30% of its assets in aggressive growth and small domestic companies, 25% in stock of large domestic companies, 25% in stock of foreign companies, 10% in bonds and 10% in fixed income.

n) Portfolio E - This portfolio will generally invest 40% of its assets in stock of aggressive growth and small domestic companies, 25% in stock of large domestic companies, 25% in stock of foreign companies, 5% in bonds and 5% in fixed income.

Note 6 - Significant Transactions
---------------------------------

As of December 31, 1998, certain Cendant employees terminated participation in the Plan. In January 1999, participant balances totaling approximately $7.8 million were transferred out of the Plan in connection with this termination.

Note 7 - Subsequent Event
-------------------------

Effective March 27, 2000, Avis Rent A Car, Inc. changed its name to Avis Group Holdings, Inc.

                                                                SCHEDULE I

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
ITEM 27a-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1999

                                                         Principal
                                                        amount/units/                                      Market/
                                                           shares *              Cost *             contract value **
                                                       ---------------      -----------------     -------------------
Guaranteed Income Contracts                                50,677,443       $      50,677,443     $      50,677,443
BT Pyramid Government Securities Cash Fund                  2,349,402               2,349,402             2,349,402
SEI Stable Asset Fund #354                                 12,570,339              12,570,339            12,570,339
Fidelity Equity Income Fund                                   342,409              16,502,286            18,321,906
Fidelity Magellan Fund                                        329,945              33,326,956            44,954,565
Bond Fund of America                                          174,757               2,397,490             2,280,407
Putnam Growth & Income Fund                                   520,649              10,622,050             9,767,416
Putnam New Opportunities Fund                                 170,713               9,906,754            15,559,129
American EuroPacific Growth Fund                              193,716               5,954,618             8,279,815
Heartland Value Fund                                          103,868               3,551,460             3,786,226
Avis Stock Fund                                                68,637               1,495,972             1,771,698
Loans to Participants                                       6,212,505               6,212,505             6,212,505
                                                                            -----------------     -------------------
                                                                            $     155,567,275     $     176,530,851
                                                                            =================     ===================


 * The principal amount/units/shares and cost were calculated on a pro-rata basis, based on the Combined Fund.

**   After   allocation  of  the   individual   portfolios  to  the   respective
     investments.

                                                                  SCHEDULE II

AVIS VOLUNTARY INVESTMENT SAVINGS PLAN
ITEM 27d-SCHEDULE OF REPORTABLE TRANSACTIONS
FOR THE YEAR ENDED DECEMBER 31, 1999

                  Transactions in excess of five percent of fair value of plan assets at December 31, 1998
----------------------------------------------------------------------------------------------------------------------------

                                                                      Aggregate     Aggregate     Aggregate

                                          Number of     Number of     value of       cost of      value of      Net (loss)
                                          purchases       sales       purchases       sales         sales        or gain
                                        --------------  -----------  ------------  ------------  ------------  -------------
Combined Transactions

BT Pyramid Government Securities Cash          340          382      $60,363,311   $62,351,992   $62,351,992
  Fund

Fidelity Magellan Fund                         149                    16,522,300

Guaranteed Income Contracts                     28            3       10,536,309     9,677,693     9,677,693

Single Transactions

BT Pyramid Government Securities Cash       93,485                     9,348,505
  Fund



The reportable transactions as disclosed above, are based on the movement in the Combined Fund.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avis Group Holdings, Inc.
Avis Voluntary Investment Savings Plan



 By:    /s/   Kevin M. Sheehan
        --------------------------
        Kevin M. Sheehan
        President-Corporate Business Affairs
        and Chief Financial Officer


Date:
June 23, 2000

EXHIBIT  23.1
INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the previously filed Registration Statement No. 333-59693 of Avis Group Holdings, Inc. (formerly Avis Rent A Car, Inc.) on Form S-8 of our report dated June 20, 2000, appearing in this Annual Report on Form 11-K of Avis Voluntary Investment Savings Plan for the year ended December 31, 1999.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
New York, New York

June 28, 2000